EXHIBIT 1

                                  [TRANSLATION]

                                                               September 3, 2009

SECURITIES AUTHORITY                        TEL AVIV STOCK EXCHANGE
www.isa.gov.il                              www.tase.co.il

              IMMEDIATE REPORT CONCERNING APPOINTMENT OF A DIRECTOR
                                (NOT A COMPANY)

Regulation 34(b) of the Securities Regulations (Periodic and Immediate Reports) 1970

 NOTE: Pursuant to Regulation 34(d) of the Securities Regulations (Periodic and
     Immediate Reports) 1970, in addition to this Report, a list of senior executives, on Form 97, must be filed

1. Family name and first name: Zuta Shlomith
Type of identification number: Identity Card
Identification number: 067276147
Type of citizenship: Israeli

2. Date of birth: March 8, 1960

3. Address for service of process: 6 Uri Street, Tel Aviv

4. The position that was appointed: Outside Director

5. Prior position with the company before the appointment: None

6. The date on which appointment will commence: September 3, 2009

7. Education:

 DEGREE                     SUBJECT                      INSTITUTION
---------                 -----------               ---------------------

Ph.D.                     Finance                   Business School -
                                                    New York University

M. Phil.                  Finance                   Business School -
                                                    New York University

M. Sc.                    Operations                Mathematical Sciences
                          Research                  School - Tel Aviv
                                                    University

B.Sc.                     Theoretical               Mathematical Sciences
                          Mathematics               School - Tel Aviv
                                                    University


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8. Primary activities during past 5 years:


POSITION                                 PLACE OF WORK                 TERM
---------------------------     ------------------------------     ------------

Financial Adviser               Kibbutz Hazarim                    2008 to date

Director                        Sela Capital Real Estate           2008 to date
                                Ltd.

Director                        Analyst Provident Funds            2008 to date
                                Ltd.

Director                        Mercantile Provident               2007 to date
                                Funds Ltd.

Outside Economic Adviser        Israel Securities Authority        2007 to date

Head Economist                  Israel Securities Authority        2006-2007

Member of Investment            Makefet                            2003-2006
committee

Director                        Tsur Shamir                        2002-2006

Director                        Union Bank                         2002-2005

Member Investment               Omega New Partners                 2002-2005
committee                       Underwriting and
                                Investments Ltd.

9. Appointed as alternate director for    N/A

10. The director SERVES as a director in another company.
    Sela Capital Real Estate Ltd., Analyst Provident Funds Ltd., Mercantile Provident Funds Ltd.

11. The director IS NOT an employee of the company or a subsidiary or an affiliated company.

12. The director IS NOT a relative of another interested shareholder of the company.

13. The director DOES NOT OWN shares and convertible securities of the company or a subsidiary or affiliated company.

14. The director IS a member of a committee of the board of directors: Audit committee and Financial Statement committee

15. The director IS an accounting and financial expert (as defined in the guideline issued by the [Israel] Securities Authority pursuant to Section 36A of the Securities Law-1968.

Dr. S. Zuta is a director that was regarded by the company as having accounting and financial expertise for the purpose of satisfying the minimum number determined by the board of directors pursuant to Section 92(a)(12) of the Companies Law.